================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           PENN NATIONAL GAMING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707569109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Randal Nardone
                                PNG Holdings LLC
                     1345 Avenue of the Americas, 46th Floor
                            New York, New York 10105
                                 (212) 798-6100

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   copies to:
                            Adam M. Turteltaub, Esq.
                          Willkie Farr & Gallagher LLP
                            New York, New York 10019
                                 (212) 728-8000

                                December 26, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

       Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No.   707569109                                Page 2 of 8 Pages
---------------------------                          ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            PNG Holdings LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF; see Item 3
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,866,335; see Items 4 and 5
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,866,335; see Item 5
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,866,335
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No.   707569109                                Page 3 of 8 Pages
---------------------------                          ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            FIF V Voteco LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,821,821; see Items 4 and 5
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,821,821; see Item 5
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,821,821
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------                          ---------------------------
CUSIP No.   707569109                                Page 4 of 8 Pages
---------------------------                          ---------------------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Centerbridge Voteco LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,708,513; see Items 4 and 5
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH               9     SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,708,513; see Item 5
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,708,513
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D (the "Schedule 13D") is being filed on behalf of PNG Holdings LLC, a Delaware limited liability company ("Holdings"), FIF V Voteco LLC, a Delaware limited liability company ("FIF V Voteco"), and Centerbridge Voteco LLC, a Delaware limited liability company ("CB Voteco").

     The foregoing persons are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single joint filing pursuant to the agreement (the "Joint Filing Agreement") attached hereto as
Exhibit 1.

Item 1.   Security and the Issuer

     This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Penn National Gaming, Inc., a Pennsylvania corporation (the "Company"). The Company's principal executive offices are located at 825 Berkshire Blvd., Suite 200, Wyomissing, PA 19610.

Item 2.   Identity and Background

     The Reporting Persons are making this joint filing because, together with Peter M. Carlino ("Mr. Carlino"), the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     Holdings was formed as a holding company through which certain funds affiliated with Fortress Investment Group LLC and Centerbridge Partners, L.P. intend to make their investments in PNG Acquisition Company, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of Holdings, in connection with the Merger (as defined below).

     FIF V Voteco is the managing member of Holdings and holds approximately 78% of the voting membership interests in Holdings. CB Voteco holds approximately 22% of voting membership interests in Holdings.

     The address of the principal business office of Holdings and FIF V Voteco is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The address of the principal business office of CB Voteco is 375 Park Avenue, 12th Floor, New York, New York 10152.

     Set forth in Annex A attached hereto is a list of the managers and members of the Reporting Persons (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Except as set forth in Annex A, each of the Covered Persons is a United States citizen.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, none of the Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     Holdings acquired beneficial ownership of the 202,336 shares of Common Stock it holds directly pursuant to the Stock Purchase Agreement (as defined below). The aggregate cash purchase price for such shares, $11,974,244.48, was funded by affiliates of Holdings. As described in Item 4 below, the Reporting Persons may be deemed to constitute a "group" with Mr. Carlino within the meaning of Section 13(d)(3) of the Exchange Act. As a result, the Reporting Persons' aggregate beneficial ownership also includes 2,663,999 shares of Common Stock beneficially owned by Mr. Carlino, although the Reporting Persons and the Covered Persons expressly disclaim beneficial ownership of the shares owned by Mr. Carlino. The source and amount of funds used to acquire such shares are described in that certain Schedule 13D filed by Mr. Carlino on June 25, 2007, as amended from time to time (the "Carlino Schedule 13D").

Item 4.   Purpose of Transaction.

     On June 15, 2007, the Company agreed to be acquired by Holdings, through its wholly owned subsidiary, Parent. The acquisition will be consummated pursuant to an Agreement and Plan of Merger by and among the Company, Parent and PNG Merger Sub Inc., a Pennsylvania corporation and wholly owned subsidiary of Parent ("Merger Sub"), dated June 15, 2007 (the "Merger Agreement"), which provides, subject to the satisfaction or waiver of the conditions set forth therein, for the merger of Merger Sub with and into the Company (the "Merger"), with the Company as the surviving corporation. As a result of the Merger, the Company will become an indirect wholly owned subsidiary of Holdings.

     In connection with the execution of the Merger Agreement, on June 15, 2007, Mr. Carlino entered into a letter agreement with Holdings (the "Letter Agreement") agreeing that he would become a member of Holdings immediately prior to the consummation of the Merger. Pursuant to the terms of the Letter Agreement, Mr. Carlino also agreed to enter into an employment agreement with Holdings and the Company upon consummation of the Merger. The employment agreement will have terms similar to his current terms of employment, continuing his current role as Chairman and Chief Executive Officer of the Company. Mr. Carlino may also participate in an equity incentive plan of Holdings. As a result of the foregoing, the Reporting Persons may be deemed to constitute a "group" with Mr. Carlino within the meaning of Section 13(d)(3) of the Exchange Act and, as such, the Reporting Persons' aggregate beneficial ownership includes shares of common stock beneficially owned by Mr. Carlino. The Reporting Persons and the Covered Persons expressly disclaim beneficial ownership of any shares owned by Mr. Carlino. The Reporting Persons and Mr. Carlino are making separate
Schedule 13D filings.

     On December 26, 2007, Holdings entered into an agreement (the "Stock Purchase Agreement") with Len DeAngelo, Gene Clark and Bill Clifford, each executives of the Company (collectively, the "Executives") pursuant to which Holdings agreed to purchase shares of Common Stock acquired by the Executives pursuant to the exercise of stock options, at a price equal to the fair market value of the Common Stock on the date of purchase. The Stock Purchase

Agreement was entered into in connection with actions taken by the Company and the Executives to minimize the amount of "gross-up payments" pertaining to certain federal excise taxes that may have been owed to the Executives under the terms of their existing employment agreements with the Company. The transactions contemplated by the Stock Purchase Agreement were consummated on December 29, 2007.

     On February 4, 2008, Mr. Carlino entered into a letter agreement (the "Trustee Letter Agreement") with respect to that certain irrevocable trust, dated April 11, 1994 (the "Carlino Family Trust"), among Peter D. Carlino, his eight children (including Mr. Carlino), and the former spouse of one of his children, as settlors, and certain trustees. Prior to the Trustee Letter Agreement, (a) Mr. Carlino had sole voting power for the election of directors and certain other matters and (b) the majority vote of Peter D. Carlino, Mr. Carlino, David E. Carlino, Richard J. Carlino and Harold Cramer was required in connection with investment decisions and voting with respect to matters relating to changes of control. Pursuant to the Trustee Letter Agreement, Mr. Carlino irrevocably delegated to Harold Cramer and, in certain instances, to the other three trustees of the Carlino Family Trust his authority to vote and/or dispose of the 9,533,604 shares of Common Stock (the "Trust Shares") owned by the Carlino Family Trust until the earlier of (i) the termination of the Merger or the Closing otherwise failing to occur on the Closing Date, (ii) any actual or proposed amendment to the Agreement that would be adverse to any shareholder of the Company, or (iii) the consummation of the Merger. Mr. Carlino disclaims beneficial ownership of the Trust Shares and, as previously noted, the Reporting Persons and the Covered Persons disclaim beneficial ownership of any shares of Common Stock beneficially owned by Mr. Carlino; however, if Mr. Carlino was deemed to have beneficial ownership of the Trust Shares, then for the period between December 26, 2007 (the date of the Stock Purchase Agreement) and February 4, 2008 (the date of the Trustee Letter Agreement), the Reporting Persons may also be deemed to have beneficial ownership of the Trust Shares for such period.

     The foregoing descriptions of the Merger Agreement, the Stock Purchase Agreement, the Letter Agreement and the Trustee Letter Agreement are qualified in their entirety by reference to such agreements, copies of which are attached to this Schedule 13D as Exhibits 2, 3, 4 and 5, respectively, and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     Due to their respective relationships with Holdings and with each other and Mr. Carlino, as of January 31, 2007, (i) FIF V Voteco may be deemed to beneficially own, in the aggregate 2,821,821 shares of Common Stock, (ii) CB Voteco may be deemed to beneficially own, in the aggregate 2,708,513 shares of Common Stock, and (iii) Holdings may be deemed to beneficially own, in the aggregate 2,866,335 shares of Common Stock. The totals set forth above include 2,663,999 shares of Common Stock beneficially owned by Mr. Carlino as described in the Carlino Schedule 13D and, as discussed above in Item 4, do not include the Trust Shares as to which the Reporting Persons and the Covered Persons disclaim beneficial ownership.

     All percentages set forth in this Item 5 and in the cover pages of this
Schedule 13D are calculated on the basis of 86,882,020 shares of the Company's Common Stock outstanding as of February 4, 2008. The 861,300 shares of the Company's Common Stock that may be acquired upon the exercise of outstanding options held by Mr. Carlino as reported in the Carlino Schedule 13D were deemed outstanding for purposes of computing the percentage of Common Stock beneficially owned by the Reporting Persons.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or Covered Persons that it is the beneficial owner of any of the Common Stock owned by Mr. Carlino referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person and Covered Person. To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any Common Stock. However, by reason of their status as a manager or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by such Reporting Person.

     Except as set forth herein, none of the Reporting Persons, nor, to their knowledge, any Covered Person, has made any purchase, sale or any other transaction in the Company's Common Stock during the 60 days preceding the date of this Schedule 13D. A description of any purchase, sale or other transaction in the Company's Common Stock by Mr. Carlino is set forth in the Carlino
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4 of this Schedule 13D for a description of the agreements entered into by the Reporting Persons.

Item 7.   Material to be filed as Exhibits.

Exhibit 1 - Joint Filing Agreement, dated as of February 4, 2008, by and among the Reporting Persons.

Exhibit 2 - Agreement and Plan of Merger, dated as of June 15, 2007, by and among the Company, Parent and Merger Sub, incorporated herein by reference to
Exhibit 2.1 to Form 8-K filed by the Company with the Securities and Exchange Commission on June 15, 2007.

Exhibit 3 - Stock Purchase Agreement, dated December 26, 2007, between Holdings and Len DeAngelo, Gene Clark and Bill Clifford.

Exhibit 4 - Agreement by and between Mr. Carlino and Holdings dated June 15, 2007, incorporated herein by reference to Exhibit C to Schedule 13D filed by Mr. Carlino with the Securities and Exchange Commission on June 25, 2007.

Exhibit 5 - Letter Agreement by and between Mr. Carlino and the other Trustees of the Carlino Family Trust, dated as of February 4, 2008.

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2008

                               PNG HOLDINGS LLC

                               By:  FIF V VOTECO LLC
                                        its managing member



                               By:  /s/ Randal Nardone
                                    --------------------------------------------
                                    Name:  Randal Nardone
                                    Title: Member



                               FIF V VOTECO LLC


                               By:  /s/ Randal Nardone
                                    --------------------------------------------
                                    Name:  Randal Nardone
                                    Title: Member



                               CENTERBRIDGE VOTECO LLC


                               By:  /s/ Mark Gallogly
                                    --------------------------------------------
                                    Name:  Mark Gallogly
                                    Title: Member

                                     ANNEX A

                          MANAGERS OF PNG HOLDINGS LLC

The name and principal occupation of each of the managers of PNG Holdings LLC are listed below. Unless otherwise set forth below, the principal business address of each of the managers of PNG Holdings LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.




------------------------------- --------------------------------------------------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- --------------------------------------------------------------------------------------
Wesley R. Edens                 Chief Executive Officer and Chairman of the Board of Directors of Fortress
                                Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
William Doniger                 Managing Director of Fortress Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
Steven Price                    Senior Managing Director of Centerbridge Partners, L.P.  Principal business address is 375 Park Avenue, 12th Floor, New York, New York 10152.
------------------------------- --------------------------------------------------------------------------------------
Mark Gallogly                   Managing Principal of Centerbridge Partners, L.P.  Principal business address is 375
                                Park Avenue, 12th Floor, New York, New York 10152.
------------------------------- --------------------------------------------------------------------------------------

                           MEMBERS OF FIF V VOTECO LLC

The name and principal occupation of each of the members of FIF V Voteco LLC are listed below. The principal business address of each of the members of FIF V Voteco LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.



------------------------------- --------------------------------------------------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- --------------------------------------------------------------------------------------
Wesley R. Edens                 Chief Executive Officer and Chairman of the Board of Directors of Fortress
                                Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
Peter L. Briger, Jr.            President and Director of Fortress Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
Robert I. Kauffman              President - Europe and Director of Fortress Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
Randal A. Nardone               Chief Operating Officer and Director of Fortress Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------
Michael E. Novogratz            President and Director of Fortress Investment Group LLC
------------------------------- --------------------------------------------------------------------------------------

                       MEMBERS OF CENTERBRIDGE VOTECO LLC

The name and principal occupation of each of the members of Centerbridge Voteco LLC are listed below. The principal business address of each of the members of Centerbridge Voteco LLC is 375 Park Avenue, 12th Floor, New York, New York 10152.



------------------------------- --------------------------------------------------------------------------------------
NAME                            PRINCIPAL OCCUPATION
------------------------------- --------------------------------------------------------------------------------------
Mark Gallogly                   Managing Principal of Centerbridge Partners, L.P.
------------------------------- --------------------------------------------------------------------------------------
Jeffrey Aronson                 Managing Principal of Centerbridge Partners, L.P.
------------------------------- --------------------------------------------------------------------------------------
